Exhibit 99.2

FARFETCH

FARFETCH LIMITED
THE BOWER, 211 OLD STREET
LONDON, ENGLAND EC1V 9NR
UNITED KINGDOM

VOTE BY INTERNET
Before The Meeting - Go to **www.proxyvote.com**

Use the Internet to transmit your voting instructions and for electronic delivery of information. Vote by 11:59 p.m. Eastern Time on November 16, 2021. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

During The Meeting - Go to **www.virtualshareholdermeeting.com/FTCH2021**

You may attend the meeting via the Internet and vote during the meeting. Have the information that is printed in the box marked by the arrow available and follow the instructions.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions. Vote by 11:59 p.m. Eastern Time on November 16, 2021. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

VOTE IN PERSON
You may attend the meeting and vote in person at *Elgin Avenue, George Town, Grand Cayman KY1-9001, Cayman Islands*. Have the 16-digit control number included on this proxy card with you to gain entry to the meeting.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

D61226-P62216 KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. DETACH AND RETURN THIS PORTION ONLY

FARFETCH LIMITED

The Board of Directors recommends you vote FOR proposals 1 and 2.	**For**	**Against**	**Abstain**
1. *To resolve as an ordinary resolution that the authorised share capital of Farfetch Limited be increased:*	☐	☐	☐
(a) *FROM: **US$20,000,000** divided into **500,000,000** shares with a nominal or par value of **US$0.04** each.*			
(b) *TO: **US$40,000,000** divided into **1,000,000,000** shares with a nominal or par value of **US$0.04** each.*			
2. To resolve as a special resolution that the existing Memorandum and Articles of Association of Farfetch Limited be replaced in their entirety with the new Amended and Restated Memorandum and Articles of Association in the form tabled at the meeting.	☐	☐	☐

NOTE: Such other business as may properly come before the meeting or any adjournment or postponement thereof.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting:
The Notice of Annual General Meeting is available at www.proxyvote.com.
D61227-P62216
FARFETCH LIMITED
Annual General Meeting of Shareholders November 17, 2021 11:00 AM Eastern Time This proxy is solicited by the Board of Directors
The shareholder(s) hereby appoint(s) Elliot Gilbert Jordan, as proxy, with the power to appoint his substitute, and hereby authorize(s) him to represent and to vote, as designated on the reverse side of this ballot, all of the Class A ordinary shares and/or Class B ordinary shares of FARFETCH LIMITED that the shareholder(s) is/are entitled to vote at the Annual General Meeting of Shareholders to be held at 11:00 AM Eastern Time on November 17, 2021 at 190 Elgin Avenue, George Town, Grand Cayman KY1-9001, Cayman Islands and via live webcast at www.virtualshareholdermeeting.com/FTCH2021, and any adjournment or postponement thereof.
This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors’ recommendations.
Continued and to be signed on reverse side